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                                                                              OMB APPROVAL
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                                        UNITED STATES                         OMB Number:
                                                                            3235-0058
                             SECURITIES AND EXCHANGE COMMISSION               Expires:January 31, 2002
                                   Washington, D.C. 20549                     Estimated
                                                                            average burden
                                                                              hours per
                                                                            response . . .
                                                                            .   2.50
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                                        FORM 12b-25
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                                                                            SEC FILE NUMBER
                                NOTIFICATION OF LATE FILING
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                                                                            -----------------
(Check One):                                                                  CUSIP NUMBER
                    Form 10-K  Form 20-F   Form      X  Form    Form
                                           11-K         10-Q    N-SAR

                                                                            -----------------
                    For Period            September 30, 2000
                    Ended:

[ ] TransitionReport
onForm
10-K

[ ] TransitionReport
onForm
20-F

[ ] TransitionReport
onForm
11-K

[ ] TransitionReport
onForm
10-Q

[ ] TransitionReport
onForm
N-SAR

For the TransitionPeriod
Ended:

                                            -------------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s)
to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

EarthShell Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

800 Miramonte Drive

City, State and Zip Code

Santa Barabara, California 93109

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)          The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable
                    effort or expense;
       (b)          The subject  annual report,  semi-annual  report,
 X                  transition  report on Form 10-K, Form 20-F, 11-K or
                    Form N-SAR,  or portion  thereof,  will be filed on or
                    before  the  fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition
                    report on Form 10-Q, or portion thereof will be filed
                    on or before the fifth calendar day following the prescribed due date; and
       (c)          The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The officer responsible for filing the Quarterly Report on Form 10-Q for the period ended September 30, 2000 miscalculated the deadline for filing as November 15, 2000. By the time the error was recognized, the deadline had passed to file timely. As a result, the Registrant was unable to file its Form 10-Q on November 14, 2000, the filing due date. The Registrant did file it's form 10-Q within 24 hours, such that it had a filing date of November 15, 2000.

(Attach Extra Sheets if Needed)   Potential  persons  who are to respond
                                  to the collection of information
SEC 1344 (6/94)                   contained   in  this   form   are  not
                                  required to respond unless the form
                                  displays   a   currently   valid   OMB
                                  control number.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

                D. Scott Houston                         (805)                  897-2248
     ----------------------------------------    ----------------------     -----------------
                     (Name)                           (Area Code)              (Telephone
                                                                                Number)

(2)  Have all other  periodic  reports  required under Section 13 or 15(d)
     of the Securities Exchange Act
     of 1934 or Section 30 of the  Investment  Company  Act of 1940 during the preceding 12 months or
     for such  shorter  period that the  registrant  was  required to file such report(s) been filed?  If answer
     is no, identify report(s).                                 X  Yes       No

(3)  Is  it  anticipated  that  any  significant   change  in  results  of
     operations from the corresponding period for
     the last fiscal year will be reflected by the earnings  statements to be included in the subject report or
     portion thereof?                                              Yes   X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    EarthShell Corporation
                    ---------------------------------------------------------
                          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Datee           November 15, 2000            By             /s/ D. Scott Houston
     ----------------------------------------    -------------------------------------------
                                                D.  Scott  Houston,  Chief  Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).